Exhibit (a)(5)(G)

EFiled: Feb 13 2013 04:00PM EST
Transaction ID 49515190
Case No. 8312-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JAMES SAXTON, on behalf of himself	)
and all others similarly situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
ONLINE RESOURCES CORPORATION,	)
JOSEPH L. COWAN, JOHN DORMAN,	)
EDWARD D. HOROWITZ, BRUCE A.	)
JAFFE, DONALD W. LAYDEN, JR.,	)
MICHAEL E. LEITNER, ERVIN R.	)
SHAMES, WILLIAM H. WASHECKA,	)
BARRY D. WESSLER, ACI WORLDWIDE,	)
INC. and OCELOT ACQUISITION CORP.,	)
)
Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff James Saxton (“Plaintiff”), by his attorneys, on behalf of himself and those similarly situated files this action against defendants and alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

1. Plaintiff, James Saxton, brings this action against Online Resources Corporation (“ORC” or the “Company”), ORC’s Board of Directors (the “Board”), ACI Worldwide, Inc. (“ACI”) and Ocelot Acquisition Corp. (the “Merger Sub”) (ORC, the Board, ACI and Merger Sub are collectively referred to as “Defendants”), seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out of the definitive merger agreement (the “Merger Agreement”) entered into with ACI, pursuant to which the Company will merge with and into ACI, with ACI surviving the merger. Pursuant to the Merger Agreement, ACI has agreed to cause Merger Sub, a Delaware corporation and direct wholly owned subsidiary of ACI, to commence a tender offer (the “Tender Offer”) as promptly as practicable after January 30, 2013, for all of ORC’s outstanding shares of common stock, at a purchase price of $3.85 per ORC share in cash (the “Proposed Acquisition” or “Merger”). The Proposed Acquisition has an enterprise value of approximately $263 million, which includes the redemption of Online Resources’ preferred stock. The Tender Offer commenced on February 7, 2013, and will expire March 28, 2013.

2. The Merger Agreement further contains a “Top-Up Option” that permits ACI to purchase from the Company, at a price per share equal to the offer price, the number of newly issued shares of ORC common stock such that, when added to the number of ORC shares owned by ACI at the time of exercise of the Top-Up Option, constitutes 90% of the number of ORC shares that will be outstanding immediately after the issuance of the Top-Up Option Shares. If ACI acquires at least 90% of the outstanding ORC shares and at least 90% of the outstanding shares of ORC Preferred Stock, ACI may affect the Merger as a “short form” merger without a meeting of Company shareholders.

3. Thus, the Top-Up Option ensures that ACI, through the Merger Sub, will be able to unilaterally affect a merger by and between ORC and ACI upon closing of the Tender Offer. The effect of this self-interested, unilateral action will be to cash out the Company’s common shareholders at the unfairly low price of $3.85 per share.

4. Significantly, ORC shares have a reported book value of $4.04 per share for the most recent quarter.

5. On February 8, 2013, the Company filed its Solicitation/Tender Offer Statement with the SEC on Schedule 14D-9 (the “14D-9”). The 14D-9 contains numerous material misstatements and omissions. As explained below, the 14D-9 exposes some details of the highly conflicted sales process, but fails to disclose material facts concerning the Proposed Acquisition – preventing shareholders from making an informed decision whether or not to tender their shares in the Offer. For example, the 14D-9 omits and/or misrepresents material information concerning, among other things: (a) the sales process for ORC; (b) ORC’s financial projections; and (c) the data and inputs underlying the financial valuation exercises that purport to support the so-called “fairness opinion” provided by its financial advisor, SunTrust Robinson Humphrey, Inc. (“SunTrust Robinson Humphrey”). Moreover, review of the 14D-9 further establishes that the price offered to ORC shareholders is woefully inadequate and cannot be supported by a properly prepared valuation of the Company

6. In addition, in connection with the execution and delivery of the Merger Agreement, ACI has entered into separate shareholder agreements (the “Shareholder Agreements”) with certain funds affiliated with Tennenbaum Capital Partners, LLC (collectively, “Tennenbaum”), which collectively beneficially own approximately 22.3% of all outstanding ORC shares, and Joseph L. Cowan (“Cowan”), ORC’s Chief Executive Officer who beneficially owns approximately 1.4% of all outstanding ORC shares. Pursuant to such Shareholder Agreements, Tennenbaum and Cowan have agreed, among other things, to tender in the Tender Offer the ORC shares beneficially owned by them. The funds affiliated with Tennenbaum also agreed to sell to ACI all shares of ORC Preferred Stock owned by them for cash immediately following the date on which ACI accepts for payment the ORC shares validly tendered in the

Tender Offer. Further, Tennenbaum and Cowan have agreed to certain actions in support of the Merger, including granting an irrevocable limited proxy and power of attorney, to the fullest extent possible, to ACI to vote all their ORC shares (i) in favor of adoption of the Merger Agreement and (ii) against (a) any alternative acquisition proposal made by a third party and (b) any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of ORC under the Merger Agreement.

7. Moreover, at the effective time of the Merger, each outstanding and/or unvested Company stock option and/or restricted stock unit held by member of the ORC Board will be canceled in exchange for an amount of cash equal to the product of (x) the excess of the per share amount over such per share exercise price times (y) the number of shares of Company common stock subject to such Company stock option. Significantly, upon information and belief, ORC Board Members collectively own Company stock option and/or restricted stock units worth hundreds of thousands of dollars.

8. In addition, while the Merger Agreement contemplates that defendant Cowan will retain his positions as CEO and President of the surviving corporation following the effective time of the Merger, if Cowan’s employment is terminated within on year following consummation of the Proposed Acquisition, Cowman will be entitled to receive approximately $2,380,258 in “Change in Control” compensation.

9. Defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the shareholders of ORC. Plaintiff seeks to enjoin the Proposed Acquisition.

THE PARTIES

10. Plaintiff is a citizen of the United States and resident of the state of New Jersey. He is, and has been, a shareholder of ORC at all relevant times hereto.

11. Defendant ORC is a Delaware Corporation that develops and supplies its proprietary Digital Payment Framework to enable ePayment choices between consumers and financial institutions, creditors, and billers in the United States. ORC was founded in 1989 and is headquartered at 4795 Meadow Wood Lane, Chantilly, Virginia. The Company’s stock trades on NasdaqGS under the symbol “ORCC.”

12. Defendant Cowan joined ORC in June 2010 as President and Chief Executive Officer, and serves on the Company’s Board of Directors. In connection with the execution and delivery of the Merger Agreement, ACI entered into a Shareholder Agreements with Cowan pursuant to which Cowan has agreed, among other things, to tender in the Tender Offer the ORC shares beneficially owned by him as well as to grant an irrevocable limited proxy and power of attorney, to the fullest extent possible, to ACI to vote all his ORC shares (i) in favor of adoption of the Merger Agreement and (ii) against (a) any alternative acquisition proposal made by a third party and (b) any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of ORC under the Merger Agreement. Significantly, Cowan is the beneficial owner of ORC shares equal to approximately 1.4% of all outstanding Company shares. In addition, while the Merger Agreement contemplates that defendant Cowan will retain his positions as CEO and President of the surviving corporation following the effective time of the Merger, if Cowan’s employment is terminated within on year following consummation of the Proposed Acquisition, Cowman will be entitled to receive approximately $2,380,258 in “Change in Control” compensation.

13. Defendant John Dorman (“Dorman”) is Chairman of the ORC Board, having joined as a Director in May 2009. Dorman also serves as Chairman of the Governance Committee. According to the Company’s April 27, 2012, Schedule 14A SEC filing, Dorman is the beneficial owner of 104,714 ORC shares including 8,280 shares issuable upon exercise of options to purchase common stock and 10,492 restricted stock units.

14. Defendant Edward Horowitz (“Horowitz”) has been a Director of the Company since May 2009. Horowitz is a member of the Compensation and Risk Management Committees. According to the Company’s April 27, 2012, Schedule 14A SEC filing, Horowitz is the beneficial owner of 44,797 shares of ORC stock including 8,280 shares issuable upon exercise of options to purchase common stock and 10,492 restricted stock units.

15. Defendant Bruce A. Jaffe (“Jaffe”) has been a Director of the Company since May 2009. Jaffe is a member of the Audit and Governance Committees. According to the Company’s April 27, 2012, Schedule 14A SEC filing, Jaffe is the beneficial owner of 46,091 ORC shares including 8,280 shares issuable upon exercise of options to purchase common stock and 10,675 restricted stock units.

16. Defendant Donald W. Layden, Jr. (“Layden”), has been a Director of the Company since May 2010. Layden is a member of the Audit and Governance Committees. According to the Company’s April 27, 2012, Schedule 14A SEC filing, Layden is the beneficial owner of 37,468 ORC shares including 104 shares issuable upon exercise of options to purchase common stock and 11,211 restricted stock units.

17. Defendant Michael E. Leitner (“Leitner”) has been a Director of the Company since February 2007. Leitner is a member of the Compensation and Governance Committees. Leitner has also served as a Managing Director of Tennenbaum since 2007, and served as Partner of Tennenbaum from 2005 to 2007. Leitner currently serves as the designee of Tennenbaum on the boards of directors of Integra Communications, Inc. and Integra Telecom Inc., and as a board observer to Permacon GmbH. Currently Leitner serves as the appointed designee of the holders of our Series A-1 Preferred Stock for which Tennenbaum is the advisor. According to the Company’s April 27, 2012, Schedule 14A SEC filing, Leitner is the beneficial owner of 8,432,970 ORC shares which represent approximately 22.8% of all outstanding ORC shares.

18. Defendant Ervin R. Shames (“Shames”) has been a Director of the Company since January 2000. Shames serves as Chairman of the Compensation Committee and is a member of the Governance Committee. According to the Company’s April 27, 2012, Schedule 14A SEC filing, Shames is the beneficial owner of 65,814 ORC shares including 42,220 shares issuable upon exercise of options to purchase common stock and 11,177 restricted stock units.

19. Defendant William H. Washecka (“Washecka”) has been a Director of the Company since February 2004. Washecka serves as Chairman of the Audit Committee and is a member of the Risk Management Committee. According to the Company’s April 27, 2012, Schedule 14A SEC filing, Washecka is the beneficial owner of 83,391 ORC shares including 27,753 shares issuable upon exercise of options to purchase common stock and 11,802 restricted stock units.

20. Defendant Barry D. Wessler (“Wessler”) has been a Director of the Company since February 2004. Wessler serves as Chairman of the Risk Management Committee and is a member of the Audit Committee. According to the Company’s April 27, 2012, Schedule 14A SEC filing, Wessler is the beneficial owner of 88,420 ORC shares including 23,740 shares issuable upon exercise of options to purchase common stock and 11,132 restricted stock units.

21. Defendants referenced in ¶¶ 12 through 20 are collectively referred to as “Individual Defendants” and/or the “Board.” The Individual Defendants as officers and/or Directors of ORC have a fiduciary relationship with Plaintiff and other public shareholders of ORC, as well as the Company and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

22. Defendant ACI, a Delaware corporation, powers electronic payments and banking for more than 1,650 financial institutions, retailers and processors around the world. ACI software enables $12 trillion in payments each day, processing transactions for 14 of the leading global retailers, and 24 of the world’s 25 largest banks.

23. Defendant Merger Sub is a Delaware corporation and direct wholly owned subsidiary of ACI.

SUBSTANTIVE ALLEGATIONS

24. ORC first began to explore a possible merger and/or strategic partner in early 2011 when the Company began to receive unsolicited bids. On January 21, 2011, ORC stated the following:

[the] Boards of Directors [are] evaluating unsolicited expressions of interest in potential business combinations that it has received from third parties. The Board is considering these alternatives against the long-term strategic growth plan that it recently approved in order to determine whether there is now an option that can deliver greater shareholder value. Under the strategic plan, the Company has enhanced its management team and is currently investing in technology, products and organizational structure to drive revenue growth and margin improvement.

25. After a brief exploratory process regarding a potential transaction, on March 15, 2011, defendant Cowan stated via the Company’s quarterly press release that ORC had “determined that the completion of a transaction on acceptable terms was unlikely at this time and that the best course of action to achieve the highest shareholder value is to continue to aggressively pursue our long-term strategic growth plan.” At the time of this announcement, ORC shares consistently traded above $4 per share and as high as $6 per share.

26. Following the March 15, 2011, press release wherein the Company further stated that “[t]he Company’s Board of Directors announced that, after careful consideration, it has terminated its evaluation of potential business combinations and is not actively pursuing alternatives to the Company’s long-term strategic growth plan,” ORC’s stock price fell precipitously. Since this time, ORC has aggressively pursued its long-term strategic growth plan

27. Nearly two years later, in a joint press release dated January 31, 2013, ORC and ACI announced that the boards of directors of both companies had unanimously approved the Proposed Acquisition. The press release stated in relevant part:

NAPLES, Fla.—(BUSINESS WIRE)—

ACI Worldwide (ACIW), a leading international provider of payment systems, and Online Resources (ORCC), a leading provider of online banking and full-service bill pay solutions, today announced that they have entered into a definitive transaction agreement. Under the terms of the agreement, ACI Worldwide will acquire Online Resources in an all cash transaction for $3.85 per share. The boards of directors of both companies have approved the transaction. ACI Worldwide will hold a conference call on January 31, 2013, at 8:30 a.m. EST to discuss this information. Interested persons may access a real-time audio broadcast of the teleconference at http://www.aciworldwide.com/investorrelations or use the following numbers for dial-in participation: US/Canada: (866) 914-7436, International/Local: +1 (817) 385-9117. Please provide your name, the conference name ACI Worldwide and conference code 95383321. There will be a replay available for two weeks on (855) 859-2056 for US/Canada dial-in and +1 (404) 537- 3406 for International/Local dial-in participants.

The integration of ACI Worldwide and Online Resources will make available to financial institutions the preeminent online and mobile banking, bill payment and presentment solutions. ACI Worldwide is recognized as the leader in the U.S. Large Bank Market for 2012 and a Company to Watch in 2013 by Aite Group. The addition of Online Resources’ payment and presentment capabilities will benefit customers by giving them the choice and flexibility to address a broader set of needs from a single integrated source.

The acquisition would also broaden ACI Worldwide’s customer base with the addition of 1,000 banks, credit unions, billers, credit card issuers, and other credit and payment service providers.

“Built on our heritage of producing highly reliable and trusted solutions, ACI Worldwide’s mission is to deliver universal payment solutions that provide control, choice and flexibility to our customers while maintaining their peace of mind,” said Philip Heasley, President and CEO of ACI Worldwide. “Online Resources’ robust product set and talented employee base of online banking and payment experts is well-aligned with this focus and our desire to lead in a category undergoing accelerating change.”

“I believe the combination of the two companies will allow the Online Resources product suite to now achieve its full potential in the Banking and Biller Markets, provide even better services and functionality for our clients and customers, and create additional opportunity for our dedicated and hardworking employees,” said Joe L. Cowan, President and Chief Executive Officer of Online Resources.

Online Resources is a leading provider of hosted online banking and bill payment solutions, providing its services to over 1,000 financial institutions and billers. The company processes over 245 million bill payment transactions annually. Backed by its proprietary payments engine, Online Resources’ bill payment solutions connect over 9,000 billers.

The acquisition strengthens ACI Worldwide’s leadership in the online channel with the addition of complementary online banking and full-service bill payment solutions for financial institutions and billers. The pro forma financial implications of the transaction are compelling. ACI Worldwide anticipates that with Online Resources it will achieve annual cost synergies of approximately $19.5 million. The transaction is expected to be accretive to full year non-GAAP earnings in 2013.

For the last twelve months ending September 30, 2012, the companies combined generated pro forma revenue of approximately $860 million and adjusted EBITDA of $182 million. The acquisition is being financed with a new $300 million Incremental Term Loan. ACI Worldwide has received fully committed financing for the transaction from Wells Fargo Bank, N.A.

Terms of the Acquisition

ACI Worldwide and Online Resources have entered into a definitive transaction agreement under which ACI Worldwide would acquire Online Resources for $3.85 per share in cash in a transaction valued at an enterprise value of approximately $263 million, which includes the redemption of Online Resources’ preferred stock. ACI Worldwide will commence a cash tender offer to purchase all outstanding shares of common stock of Online Resources no later than February 15, 2013.

Upon the successful closing of the tender offer, stockholders of Online Resources will receive $3.85 per share in cash for each share of Online Resources common stock validly tendered and not validly withdrawn in the offer, without interest and less any applicable withholding taxes. ACI Worldwide will file with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO which sets forth in detail the terms of the tender offer. Additionally, Online Resources will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of Online Resources’ board of directors that Online Resources stockholders accept the tender offer and tender their shares.

The tender offer will expire at 12:00 midnight New York City time, twenty business days after the tender is launched unless extended in accordance with the transaction agreement and the applicable rules and regulations of the SEC.

Offering materials will be available on the SEC’s website at www.sec.gov. Online Resources stockholders are urged to read the offering materials filed by ACI Worldwide, as well as materials filed by Online Resources relating to the tender offer, which contain important information about the tender offer.

Timing

The closing of the tender offer is subject to customary terms and conditions, and is anticipated to close at the end of first quarter of 2013.

Advisors

Wells Fargo Securities is serving as financial advisor to ACI Worldwide, and Jones Day is serving as its legal advisor. Raymond James & Associates Inc. is serving as financial advisor to Online Resources, SunTrust Robinson Humphrey, Inc. provided certain financial advice to the Special Committee of the Board of Directors, and Morris, Manning & Martin, LLP is serving as its legal advisor.

28. The Proposed Acquisition is unfair and significantly undervalues the Company. Indeed, ORC shares have a reported book value of $4.04 per share for the most recent quarter. Furthermore, ORC has outperformed Wall Street expectations throughout calendar year 2012. For example, on August 2, 2012, Cowan was quoted in the Company’s Q2 2012 press release the following:

[B]oth revenue and earnings were higher than our expectations owing to higher biller transactions and professional services revenue. Additionally, costs were lower due it taking longer than anticipated to fill several new positions as part of our investment plans. As a result of our stronger than expected performance through the first half of 2012, I now believe that our financial performance for the full year will be slightly better than what we have previously disclosed. That being said, we still anticipate incurring material increased costs over the next two quarters as we continue to make growth investments. These investments will likely result in lower earnings in the second half of 2012 when compared to the first half of the year, but should drive increased revenue and earnings growth in late 2013 and beyond.

29. ORC continued to post “better than expected results” in Q3 2012 as growth investments accelerated. On November 8, 2012, Cowan was stated in the Company’s quarter three press release the following:

Revenue and earnings were better than expected in the third quarter. During the quarter we benefited from higher professional services revenue in our banking business that is non-recurring in nature. Excluding the higher professional services revenue, revenue and earnings would still have been at the high end of guidance. As can be seen from the sequential decline in earnings in the third quarter, we have entered the major investment stage of our strategic growth plan. e anticipate that these investments will continue to grow in the fourth quarter of 2012. These investments in product management, marketing, sales and client services, operations and technology should allow us to drive increased revenue and earnings growth in late 2013 and beyond.

30. In addition, in connection with the execution and delivery of the Merger Agreement, ACI has entered into separate Shareholder Agreements with Tennenbaum, which collectively beneficially own approximately 22.3% of all outstanding ORC shares, and Cowan who beneficially owns approximately 1.4% of all outstanding ORC shares. Pursuant to such Shareholder Agreements, Tennenbaum and Cowan have agreed, among other things, to tender in the Tender Offer the ORC shares beneficially owned by them. The funds affiliated with Tennenbaum also agreed to sell to ACI all shares of ORC Preferred Stock owned by them for cash immediately following the date on which ACI accepts for payment the ORC shares validly tendered in the Tender Offer. Further, Tennenbaum and Cowan have agreed to certain actions in support of the Merger, including granting an irrevocable limited proxy and power of attorney, to the fullest extent possible, to ACI to vote all their ORC shares (i) in favor of adoption of the Merger Agreement and (ii) against (a) any alternative acquisition proposal made by a third party and (b) any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of ORC under the Merger Agreement.

31. Because the ORC Board has unanimously approved the Proposed Acquisition, the Individual Defendants have effectively committed their shares in favor of the Merger regardless of whether or not they have entered into shareholder agreements. Thus, approximately 26% of all outstanding ORC shares have been committed towards the Merger when the Individual Defendants ORC shares are added to those shares that are already subject to the Shareholder Agreements. This is made even more significant by the fact that the Merger Agreement contemplates that only a fraction, or even none, of ORC’s common shareholders will tender their shares in the Tender Offer. Accordingly, the Merger Agreement contains numerous provisions that permit ACI to acquire ORC regardless of whether a majority of the Company’s shareholders support the deal or not.

32. For example, the Merger Agreement contains a “Top-Up Option” that permits ACI to purchase from the Company, at a price per share equal to the offer price, the number of newly issued shares of ORC common stock such that, when added to the number of ORC shares owned by ACI at the time of exercise of the Top-Up Option, constitutes 90% of the number of ORC shares that will be outstanding immediately after the issuance of the Top-Up Option Shares. If ACI acquires at least 90% of the outstanding ORC shares and at least 90% of the outstanding shares of ORC Preferred Stock, ACI may affect the Merger as a “short form” merger without a meeting of Company shareholders. Before common ORC shareholders had even had a chance to review the Merger Agreement, ACI had already acquired the support of approximately 46% of the outstanding ORC shares.

33. The Top-Up Option virtually ensures that ACI, through the Merger Sub, will be able to unilaterally affect a merger by and between ORC and ACI upon closing of the Tender Offer. The effect of this self-interested, unilateral action will be to cash out the Company’s common shareholders at the unfairly low price of $3.85 per share.

34. Thus, rather than base their decision whether to tender on the financial merits of the transaction, ORC’s public stockholders will be coerced to tender their shares in the Tender Offer because the Merger Agreement renders meaningless any ability for non-tendering stockholders to vote down the Merger and share in the future financial upside of the Company.

35. Moreover, ACI does not even have to pay ORC for the shares issued pursuant to the Top-Up Option. Pursuant to Section 2.3 (b), the Top-Up consideration may be paid by issuance of a promissory note by Parent having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option shares.

36. The appraisal rights of shareholders are likewise impacted by the Top-Up Option. Section 3.1 of the Merger Agreement contemplates that Company stockholders who do not tender their shares in the Tender Offer (in exchange for $3.85 per share) and who own shares as of the effective time may seek appraisal of their shares in accordance with 8 Del. C. § 262 (“Section 262”). Yet the issuance of Top-Up shares threatens a substantial reduction in the fair value determination of shares of ORC common stock for which appraisal is sought pursuant to Section 262.

37. At the time that Company stockholders will be asked to either tender their shares in the Tender Offer or determine to pursue an appraisal remedy they will not have information necessary to assess the Top-Up Option’s potential impact, including: (i) whether any and how many Top-Up Shares will be issued after the close of the Tender Offer or (ii) the impact of the Top-Up Shares on the value of their shares in an appraisal action. Such lack of knowledge compels the Company’s common stockholders to tender their shares in the Tender Offer rather than consider exercising their legal right to seek an appraisal of their stock. Thus, the issuance of millions of Top-Up Shares could substantially reduce the fair value of the stockholders’ shares.

38. Moreover, at the effective time of the Merger, each outstanding and/or unvested Company stock option and/or restricted stock unit held by member of the ORC Board will be canceled in exchange for an amount of cash equal to the product of (x) the excess of the per share amount over such per share exercise price times (y) the number of shares of Company common stock subject to such Company stock option. Significantly, according to the

Company’s April 27, 2012, Schedule 14A SEC filing, ORC Board Members collectively own Company stock options and/or restricted stock units worth hundreds of thousands of dollars which will vest upon consummation of the Merger.

39. Furthermore, certain of the defendants will recognize benefits not shared equally with Plaintiff and the class. The Merger Agreement contemplates that defendant Cowan will retain his positions as CEO and President of the surviving corporation following the effective time of the Merger. This is particularly significant because on April 1, 2012, Cowan received a special bonus arrangement as a retention incentive to maintain his employment in good standing with the Company through March 31, 2013. Under this arrangement, if Cowan is actively employed by the Company on March 31, 2013, he will be entitled to a one-time payment from the Company equal to $343,333.00. However, if Cowan’s employment is terminated within on year following consummation of the Proposed Acquisition, Cowman will be entitled to receive approximately $2,380,258 in “Change in Control” compensation.

40. The Proposed Acquisition is wrongful, unfair, and harmful to ORC’s public shareholders. The consideration offered in the Proposed Acquisition does not reflect the true inherent value of the Company and is not the result of a fair process and arms-length negotiation to which Plaintiff and ORC’s public shareholders are entitled in a sale of their Company.

41. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Acquisition and the Proposed Acquisition is the product of the Board’s breaches of fiduciary duty, aided and abetted by ACI.

PRECLUSIVE DEAL PROTECTION DEVICES

42. The Merger Agreement contains certain provisions that unduly benefit ACI by making an alternative transaction either prohibitively expensive or otherwise impossible.

43. Here, for example, the Merger Agreement contains a termination fee provision that requires ORC to pay $8,000,000 to ACI if the Merger Agreement is terminated under certain circumstances. For instance, under one scenario, ORC must pay this fee even if it consummates any Acquisition Proposal (as defined in the Merger Agreement) within 9 months following the termination of the Merger Agreement.

44. In contrast, the Merger Agreement does not require ACI to pay a reciprocal termination fee to ORC under any circumstances.

45. The termination fee payable under this provision will make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to ORC’s shareholders.

46. The Merger Agreement also contains a “No Solicitation” provision that restricts ORC from considering alternative acquisition proposals by, inter alia, constraining ORC’s ability to solicit or communicate with potential acquirers or consider their proposals.

47. Moreover, even the Board’s consideration of unsolicited proposal is restricted: prior to considering any such proposal, the Board must determine, in consultation with its financial advisors, that its fiduciary duties require it to consider the proposal. Thus, the Board cannot consider alternative proposals even if it reasonably believes that any such proposal would be beneficial to shareholders.

48. Further, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide ACI information in order to match any other offer, thus providing ACI access to the unsolicited bidder’s financial information and giving ACI the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of ACI.

49. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Acquisition and the Proposed Acquisition is the product of the Board’s breaches of fiduciary duty, aided and abetted by ACI.

THE 14D-9 CONTAINS NUMEROUS MATERIAL OMISSIONS

50. In an attempt to secure shareholder support for the Proposed Acquisition, on February 8, 2013, ORC filed with the SEC the materially false and misleading 14D-9, which recommends that ORC shareholders tender their shares in the Offer. As set forth below in detail, the 14D-9 omits material information about the Proposed Acquisition that must be disclosed to the Company’s shareholders to enable them to make a fully informed decision. This omitted information, if disclosed, would significantly alter the total mix of information available to them. The 14D-9 fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rending the shareholders unable to make a fully informed decision whether or not to tender their shares in the Offer.

51. The 14D-9 omits material information with respect to the process and events leading up to the execution of the Merger Agreement, including:

a.	The necessity of and basis for the Board’s determination that it was in the best interest of ORC’s shareholders for ORC to enter into, on November 15, 2012, a Non-Disclosure and Confidentiality Agreement (“Confidentiality Agreement”) with ACI.

b.	The identity or identities of any other entity with which ORC entered into a non-disclosure and confidentiality agreement.

c.	The necessity of and basis for the Board’s determination that it was in the best interest of ORC’s shareholders for ORC to enter into, on November 20, 2012, a letter agreement with ACI (the “Exclusivity Agreement”).

d.	The necessity of and basis for the Board’s determination that it was in the best interest of ORC’s shareholders for ORC’s agreement, on December 20, 2012, and on January 7, 2013, to extend the Exclusivity End Date such that the Exclusivity End Date continued until January 11, 2013.

e.	The identity of the December 2010 industry participant who submitted to ORC an unsolicited expression of interest at a substantial premium to the market price of the ORC’s shares at that time and what information or disclosures were made by ORC to the industry participant to form the basis for the industry participant’s determination of concerns about the ability to obtain U.S. Department of Justice (the “DOJ”) and U.S. Federal Trade Commission (the “FTC”) approval in connection with the antitrust review of the possible transaction.

f.	Whether the Board considered any other financial advisors prior to the retention of Raymond James on January 1, 2011.

g.	The identities of members of management that held meetings, made presentations or had discussions with potential partners between January 2011 to March 2011.

h.	Whether any other industry participants were solicited or considered as potential acquirers of ORC’s banking business as part of the March 2, 2011 non-binding indication of interest from a private equity firm to purchase the outstanding shares for $6.40 to $6.50 per share.

i.	The identities of members of management that held meetings, made presentations or had discussions with potential partners between November 2011 to January 2012.

j.	The basis of and reasons for the January 20, 2012 withdrawal of Strategic Acquirer A’s proposal to acquire ORC.

k.	Whether the Board considered any other financial advisors prior to the retention of Barclays Capital (“Barclays”) on March 27, 2012.

l.	The basis for the Board’s determination between March 2012 and July 2012 that possible refinancing and restructuring proposals presented by Barclays would have dilutive effects on common stockholders and/or contained borrowing constraints implied by the limit of funds legally available, and/or would adversely impact the operation of the ORC’s business.

m.	The facts of and basis and likelihood of success of ORC’s former chairman and chief executive officer, Matthew P. Lawlor’s lawsuit against ORC.

n.	The facts of and basis and likelihood of success of possible appeal from the former chief executive officer of Internet Transaction Solutions, Inc. (“ITS”), Kent D. Stuckey, and all of the former ITS stockholders (whose business had been acquired by ORC in August 2007) lawsuit.

o.	The criteria used by Raymond James to identify and solicit five industry participants in a possible acquisition of ORC and the basis for Raymond James’ determination on November 15, 2012 that none of these industry participants “had expressed significant interest in pursuing a possible acquisition.”

p.	The facts and circumstances of ORC discovery in November 2012 that there was a cash deficit of approximately $4.5 million in its Princeton Biller and Banking operating accounts and its determination in January 2013 that approximately $3.8 million of the cash deficit originated prior to its acquisition of Princeton eCom in July 2006.

q.	The basis for the Board’s determination on December 18, 2012, to retain SunTrust Robinson Humphrey to provide a fairness opinion with respect to the Offer.

r.	The basis for the Board’s determination in January 2013 that existing capital was insufficient to invest in its strategic growth plan (announced in March 2011), and that such insufficient capital would constrain future growth and increase customer concerns regarding its financial stability.

s.	The basis for Raymond James’ January 15, 2013, solicitation of a possible transaction with Strategic Acquirer A rather than or in addition to one or more other strategic and/or equity firm buyers either previously or newly contacted.

t.	The identification and details of the so-called “open issues” for the Special Committee’s consideration during the meeting of January 27, 2013, including, but not limited to, a “proposal by ACI to the effect that, while there was no assurance from ACI of continued employment or levels of compensation for Online Solutions’ executive officers post-acquisition, to the extent that the executive officers continued to be employed after the transaction they would be treated in the same manner as comparable ACI executive officers as to severance and change of control benefits.”

u.	From December 2010 to January 2013, how many potential acquisition, merger and other equity investments were solicited, offered and/or discussed by the Board and/or Special Committee and whether the parties identified as “Strategic Acquirer A, B, C, etc.,” and/or “Industry Participant A, B, C, etc.,” and/or “Private Equity A, B, C, etc.,” respectively, were the same person when so identified subsequently in the Tender Offer Statement or whether such persons were different, and if different, why such parties are identified with the same name.

v.	The basis for not contacting previously contacted parties to determine interest prior to entering into the Exclusivity Agreement.

w.	The basis for the Special Committee’s conclusion that proposals from Private Equity Firm A and Private Equity Firm B on January 22, 2013, to redeem ORC’s Preferred Stock in full would have dilutive effects on common stockholders and unreasonable cash flow demands of principal and interest payments, and were therefore inferior alternatives to ACI’s Offer.

x.	What, if any, questions or issues arose among the Board or the Special Committee with respect to SunTrust Robinson Humphrey’s implied valuation reference ranges of $2.69 to $4.66 per share in its Selected Companies Analysis, and an implied valuation reference range of $4.61 to $6.57 per share in its Selected Transaction Analysis.

52. The 14D-9 also omits material information with respect to the financial matters disclosed in the 14D-9, including the analyses conducted by ORC’s financial advisors, Raymond James and SunTrust Robinson Humphrey. The failure to disclose is particularly acute given that the information that should be provided to shareholders is set forth in the presentations made by SunTrust Robinson Humphrey to the Board. With respect to SunTrust Robinson Humphrey, in rendering its fairness opinion, the 14D-9 indicates SunTrust Robinson Humphrey’s position that “it is our opinion that, as of the date hereof, the Common Stock Consideration to be received by the Unaffiliated Stockholders in exchange for their shares of Common Stock in the Offer and the Merger pursuant to the Agreement is fair from a financial point of view to the Unaffiliated Stockholders.” Based on the completion of such a narrowly prescribed fairness opinion, as set forth herein, the 14D-9 fails to provide adequate information to evaluate both the Proposed Acquisition and SunTrust Robinson Humphrey’s analysis thereof as follows:

Selected Companies Analysis:

a.	The 14D-9 fails to disclose the criteria for selecting the companies utilized in the analysis.

b.	The 14D-9 fails to disclose the multiples observed for each company.

c.	The 14D-9 fails to disclose the basis for selecting the multiple ranges 6.9x – 10x enterprise value to 2012E EBITDA and 6.9x – 9.2x price to 2013E EBITDA to apply to company and “Wall Street” forecasts.

d.	The 14D-9 fails to disclose which “Wall Street” forecasts were used to derive an implied equity value per share.

e.	The 14D-9 fails to disclose whether SunTrust Robinson Humphrey produced any kind of benchmarking analysis with respect to ORC in relation to the selected comparable companies.

f.	The 14D-9 fails to disclose how, if at all, was the value of ORC’s net operating losses (“NOLs”) accounted for in this analysis.

Selected Transactions Analysis:

a.	The 14D-9 fails to disclose the amount of the transaction.

b.	The 14D-9 fails to disclose the percentage premium for the closing price for each transaction and the criteria for selecting the transactions utilized in the analysis.

c.	The 14D-9 fails to disclose whether SunTrust Robinson Humphrey produced any kind of benchmarking analysis with respect to ORC in relation to the selected comparable transactions.

d.	The 14D-9 fails to disclose how, if at all, the value of ORC’s NOLs accounted for in this analysis.

Illustrative Discounted Cash Flow Analysis:

a.	The 14D-9 fails to disclose the definitions of weighted average cost of capital, size and comparability to similarly sized companies.

b.	The 14D-9 fails to disclose how stock-based compensation was treated in this analysis (i.e. cash or non-cash expense).

c.	The 14D-9 fails to disclose what the present value of usable net operating loss carry-forwards was as used in this analysis.

d.	The 14D-9 fails to disclose the basis for the selection of the terminal value multiple range of 6.5x to 8.5x FY 2016E adjusted EBITDA, which appears to be significantly lower than similar multiples from the selected companies and selected transactions analyses.

e.	The 14D-9 fails to disclose the inputs and assumptions used to determine the discount rate range of 15.7% to 17.7% that was used in this analysis.

53. The 14D-9 also fails to disclose the free cash flows from FY 2012 to FY 2016 as used in the Discounted Cash Flow Analysis, as well as the valuation guidance provided by Raymond James to potential acquirers.

54. The 14D-9 also fails to disclose the financial projection items below provided by ORC’s management and relied upon by SunTrust Robinson Humphrey for purposes of its analyses:

a.	Transition Costs (2014-2016);

b.	Cost of product sales (2012-2016);

c.	Operating costs (2012-2016);

d.	Operating income (2012-2016);

e.	Stock-based compensation expense (2012-2016);

f.	Taxes or tax rate (2012-2016);

g.	Increases in working capital (2012-2016); and

h.	Capital expenditures (2012-2019).

55. Information regarding the financial forecasts of ORC is material to ORC’s shareholders given the reliance by the financial advisors on such information in their fairness opinions. The absence of these underlying financial projections renders the various valuation analyses conducted by the financial advisors misleading. Without an understanding of the underlying inputs and objective criteria used by SunTrust Robinson Humphrey in its analyses, shareholders have no understanding of what factors influenced the financial advisor’s analyses, thereby rendering all statements pertaining to the analyses misleading.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

56. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of ORC, are obligated to refrain from:

(a)	participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)	participating in any transaction where the directors or officers are entitled to receive a personal financial benefit not equally shared by the public shareholders of the Company; and/or

(c)	unjustly enriching themselves at the expense or to the detriment of the public shareholders.

57. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated, and are violating, the fiduciary duties they owe to Plaintiff and the other minority public shareholders of ORC, including their duties of loyalty, good faith, and due care. For example, at the effective time of the Merger, each outstanding and/or unvested Company stock option and/or restricted stock unit held by member of the ORC Board will be canceled in exchange for an amount of cash equal to the product of (x) the excess of the per share amount over such per share exercise price times (y) the number of shares of Company common stock subject to such Company stock option. Significantly, according to the Company’s April 27, 2012, Schedule 14A SEC filing, ORC Board Members collectively own Company stock option and/or restricted stock units worth hundreds of thousands of dollars. In addition, while the Merger Agreement contemplates that defendant Cowan will retain his positions as CEO and President of the surviving corporation following the effective time of the Merger, thereby entitling Cowan to a one-time special bonus payment from the Company equal to $343,333.00, if Cowan’s employment is terminated within on year following consummation of the Proposed Acquisition, Cowman will be entitled to receive approximately $2,380,258 in “Change in Control” compensation. As a result of the Individual Defendants’ divided loyalties, Plaintiff and Class members will not receive adequate or fair or value for their ORC common stock in the Proposed Acquisition.

58. As a result of these breaches of fiduciary duty, the Company’s public shareholders will not receive adequate or fair value for their common stock in the Proposed Acquisition.

CLASS ACTION ALLEGATIONS

59. Plaintiff brings this action on his own behalf and as a class action, individually and on behalf of all holders of ORC common stock who are being and will be harmed by the Defendants’ actions, described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

60. This action is properly maintainable as a class action because, inter alia:

(a)	The Class is so numerous that joinder of all members is impracticable. As of February 13, 2013, there were approximately 32.89 million shares of ORC common stock outstanding. ORC’ stock is publicly traded on the NasdaqGS and Plaintiff believes that there are hundreds if not thousands of holders of such shares. Moreover, the holders of these shares are geographically dispersed throughout the United States;

(b)	There are questions of law and fact which are common to the Class including, inter alia: (i) whether the Proposed Acquisition is unfair to the Class, in that the price is inadequate and is not the fair value that could be obtained under the circumstances; (ii) whether ACI, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and (iii) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants;

(c)	Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d)	The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e)	Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

FIRST COUNT

Breach of Fiduciary Duty against the Individual Defendants

61. Plaintiff repeats all previous allegations as if set forth in full herein.

62. Plaintiff has no adequate remedy at law.

63. As alleged herein, Defendants have initiated a process to sell ORC that undervalues the Company. Indeed, the reported book value for the Company’s stock during the current quarter if $4.04 per share. The Individual Defendants are privy to non-public information concerning the Company that the public stock shareholders are not; thus, there exists a fiduciary duty to protect these shareholders and ensure the cash out process entails both fair dealing and a fair price. Defendants have failed to sufficiently inform themselves of ORC’s value, or have disregarded the true value of the Company. Furthermore, the Individual Defendants have agreed to onerous deal protection devices that discourage any alternate acquirer from coming forward in the face of the knowledge that ACI can block the purchase.

64. Unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value, all to the benefit of ACI and to the cost of the Plaintiff and the Class.

65. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND COUNT

Aiding and Abetting the Board’s Breaches of Fiduciary Duty

Against ACI and the Merger Sub

66. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

67. Defendants ACI and the Merger Sub knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Acquisition, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Acquisition, ACI and Merger Sub obtained, sensitive non-public information concerning ORC’s operations and thus had unfair advantages that are enabling them to acquire the Company at an unfair and inadequate price.

68. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their ORC shares.

69. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class, and against the Defendants, as follows:

A. Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative and certifying his counsel as class counsel;

B. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition;

C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of ORC’ shareholders;

D. Directing Defendants to account to Plaintiff and the Class for any damages suffered by them as a result of Defendants’ wrongful conduct;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: February 13, 2013		COOCH AND TAYLOR

	By:	/s/ Blake A. Bennett
Blake A. Bennett (#5133)
The Brandywine Building
100 West Street, 10th Floor
Wilmington, DE 19801
(302) 984-3800

Attorneys for Plaintiff

OF COUNSEL:

BRODSKY & SMITH, LLC

Evan J. Smith

Marc L. Ackerman

Two Bala Plaza, Suite 602

Bala Cynwyd, PA 19004

(610) 667-6200

THE BRISCOE LAW FIRM, PLLC

Willie Briscoe, Esquire

8150 N. Central Expressway, Suite 1575

Dallas, TX 75206

POWERS TAYLOR LLP

Patrick Powers, Esquire

8150 N. Central Expressway, Suite 1575

Dallas, TX 75206

T: (214) 239-4565

F: (214) 550-2635

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